                                                                    Exhibit 99.1


                           (CANADIAN SOLAR INC. LOGO)


           CANADIAN SOLAR REPORTS FOURTH QUARTER AND YEAR 2006 RESULTS
                              AND 2007 DEVELOPMENTS


2006 RESULTS

     - Fourth quarter 2006 net revenues increased to $24.4 million, compared to 6.8 million for the fourth quarter of 2005

     - 2006 unaudited net revenues increased to $68.2 million, compared to $18.3 million for 2005

     - Full year 2006 non-GAAP diluted earnings per share increased to $0.27, compared to $0.25 for 2005 (see "Use of Non-GAAP Financial Information" below)

2007 DEVELOPMENTS

     - 2007 net revenues expected to be $220 million to $230 million, with average gross margin in the range of 13% to 15%

     - More than 80% of 2007 module sales forecast reconfirmed with firm contracts

     - More than 70% of 2007 silicon, wafer and cell supply requirements forecast reconfirmed with firm contracts; the balance will be reconfirmed before the end of March

     - First of four planned 25MW solar cell production lines installed; the second line on track to be installed by the end of June 2007, and the third and fourth lines ahead of schedule

     See "Safe Harbor/Forward Looking Statements" below.

JIANGSU, CHINA, MARCH 14, 2007 -- Canadian Solar Inc. ("the Company," "CSI," or "we") (NASDAQ: CSIQ) today reported its unaudited financial results for the fourth quarter and year ended December 31, 2006.

Net revenues for the fourth quarter of 2006 were $24.4 million, including $8.3 million in one-time silicon materials sales, compared to net revenues of $6.8 million for the fourth quarter of 2005. Net loss for the fourth quarter of 2006 was $5.2 million, or $0.21 per diluted share, compared to net income of $0.7 million, or $0.04 per diluted share, for the fourth quarter of 2005. Excluding share-based compensation expenses of $2.7 million, or $0.11 per diluted share, non-cash tax provision of $0.85 million, net loss for the fourth quarter of 2006 would have been $1.67 million, or $0.07 per diluted share.

Unaudited net revenues for 2006 were $68.2 million, compared to $18.3 million for 2005. Net loss for 2006 was $9.5 million, or $0.5 per diluted share, compared to net income of $3.8 million, or $0.25 per diluted share, for 2005. Excluding share-based compensation expenses of $6.1 million, or $0.32 per diluted share, and non-cash charges related to the convertible notes of $8.9 million, or $0.46 per diluted share, net income for 2006 would have been $5.54 million, or $0.27 per diluted share.

The non-cash charges in 2006 consisted primarily of (a) a total of $8.9 million one-time charge before our private equity investors converted their convertible notes into common shares in July 2006. As a financially prudent company we do not speculate in financial derivatives market; (b) $6.1 million share-based compensation expenses, which contributed to a significant increase in the selling, general and administrative expenses in 2006.

On the balance sheet side, we received net proceeds of approximately $83.3 million from our initial public offering on Nasdaq in November 2006. Till the end of December 2006, we had repaid bank borrowing of $20 million, made capital investment of nearly $8.0 million mainly on in-house cell production facility, and procured $13 million materials for the production in the first quarter of 2007. At the end of 2006, on our balance sheet, we had over $40 million cash and virtually no debt. This indicates our strong financial position to support our growth in 2007.

Bing Zhu, our Chief Financial Officer, said: "Our net income and gross margin for the fourth quarter were adversely affected by a few factors, such as lower average selling prices, higher costs of materials mainly purchased in the third quarter of 2006, lower contribution from our silicon supply chain activities and increased general and administrative expenses as a result of us becoming a public company. Although we anticipate that these trends will continue in the first half of 2007, we expect to be able to mitigate some degree of their impact by increasing our module sales, reconfirming supply contracts at lower prices and increasing margin contribution from our in-house solar cell production."

RECENT DEVELOPMENTS

We successfully completed the installation of the first of our four planned 25MW in-house solar cell production lines on February 10, 2006, approximately one month ahead of schedule. The line has achieved 16.2% average cell conversion efficiency and less than 3% breakage. We have seen continuous steady improvement on the conversion efficiency and expect to commence commercial production in April. We expect to complete the second line on schedule by end of June 2007. The third and fourth lines will be slightly ahead of schedule. As a result, we will have 100MW of in-house solar cell production capacity in place by the middle of the fourth quarter of 2007.

We have recently passed the factory audit for UL1703 certification on our solar module products. The UL1703 certification is necessary for sales of products to residential market in the US.

We have recently landed our first building integrated photovoltaic (BIPV) contract in China.

We added the following senior executives in the first Quarter of 2007:

     - Charlotte Klein, Financial Controller: Educated both in China and in United States, with CPA designation and a MBA degree from the Midwestern State University (Wichita Falls, TX), Charlotte brings 11 years of accounting experience in the U.S., including holding controller and compliance responsibilities in public listed companies. Charlotte worked as Director of Accounting for Aramark Corporation before joining us. Prior to Aramark, Charlotte worked as Director of Internal Control and Compliance at TV Guide Magazine.

     - Jeffrey Calabro, Director of US Sales: Jeffrey brings 12 years of extensive professional experience in the U.S., including eight years in sales and marketing of photovoltaic solar products. Jeffrey worked as the National Grid Tied PV Sales Manager for Kyocera Solar USA prior to joining us.

Commenting on the recent development, Dr. Shawn Qu, our Chairman and CEO said, "We have made great efforts to strengthen our sales and technical services, and to improve our position in the key European and U.S. markets. In the past few months, we have added five major customers and distributors, more than doubling our customer base in Europe. We expect to open our European sales office in the second quarter. We significantly enhanced our sales team in North America and successfully completed all the steps required for UL1703 product certification. On the standard module side, we recently introduced a new product capable of producing 220 watts to 240 watts power output per module. This product is currently one of top sellers for CSI. On the specialty side, we further cemented our relationships with key customers and expect to see increased sales of several specialty solar products."

OUTLOOK

Based on current market conditions and customer forecasts, we expect our net revenues for 2007 will range from approximately $220 million to $230 million, with gross margin in the range of 13% to 15%. We also expect our share based compensation for 2007 to be approximately $8.1 million, or $ 0.30 per diluted share.

Looking forward, Mr. Qu commented: "We have been working diligently to improve our customer portfolio and to shore up our silicon supply arrangements. At this point, we have already reconfirmed 80% of our forecast sales of 64MW and 70% of our silicon, wafer and cell supply requirements for 2007. Being able to reconfirm this high level of sales and supply contracts this early in the year and in the winter season gives us confidence that 2007 will be another strong year for CSI. We have taken the opportunity of the traditional Chinese New Year holiday season to upgrade our Suzhou and Changshu module manufacturing facilities. These two facilities have been running at full capacity since March 1st. We will open our new solar module factory as planned in Luoyang at the end of April. We expect to significantly increase our shipment in the 2nd quarter to meet our customers' demand. We remain focused on vertical integration, combined with customer support and diversification. Going forward, the management will give more attention to execution and margin improvement. We expect that the upside will come from improvements on our silicon supply chain and continuous vertical integration."

---------------------------------------------------------------------------------------------------------------------------------
                                              REVENUE BY GEOGRAPHY (US $ MILLIONS)
---------------------------------------------------------------------------------------------------------------------------------
                  Q405                   Q306                  Q406                  FY05                   FY06
     REGION         REVENUE       %       REVENUE       %        REVENUE       %       REVENUE       %       REVENUE       %
---------------------------------------------------------------------------------------------------------------------------------
Europe
---------------------------------------------------------------------------------------------------------------------------------
  Germany                 5.6     82.2%        13.2     73.8%          5.7    23.3%         13.8     75.5%        38.8     56.8%
---------------------------------------------------------------------------------------------------------------------------------
  Spain                   0.8     11.7%         3.5     19.6%          5.3    21.7%          1.4      7.7%        13.2     19.4%
---------------------------------------------------------------------------------------------------------------------------------
Europe Total              6.4     93.9%        16.7     93.4%         11.0    45.0%         15.2     83.2%        52.0     76.2%
---------------------------------------------------------------------------------------------------------------------------------
China                     0.0      0.2%         0.6      3.2%         13.4    54.8%          0.5      2.8%        14.1     20.7%
---------------------------------------------------------------------------------------------------------------------------------
North America             0.4      5.9%         0.6      3.2%          0.0     0.2%          2.6     14.0%         2.0      2.9%
---------------------------------------------------------------------------------------------------------------------------------
Others                    0.0      0.0%         0.0      0.2%          0.0     0.0%          0.0      0.0%         0.1      0.2%
---------------------------------------------------------------------------------------------------------------------------------
Total Net Revenue         6.8      100%        17.9      100%         24.4     100%         18.3      100%        68.2      100%
---------------------------------------------------------------------------------------------------------------------------------

The financial information presented in this press release remains subject to additional review and final year-end closing procedures performed by us and the completion of year-end audit by our external auditors. We expect our audited financial result will be finalized in late April 2007 or early May 2007 and we will file our financial statements with the securities regulator shortly thereafter.


INVESTOR CONFERENCE CALL / WEBCAST DETAILS
A conference call has been scheduled for 9:00 p.m. on Wednesday, March 14, 2007 (in Jiangsu). This will be 9:00 a.m. on Wednesday, March 14, in New York. During the call, time will be set-aside for analysts and interested investors to ask questions of executive officers.

The call may be accessed by dialing 800-659-2032 (domestic) or 617-614-2712 (international). The passcode to access the call is 19241649. A replay of the call will be available starting one hour after the live call and continuing until noon on Sunday, April 1, 2007 (in Jiangsu) or midnight on Saturday, March 31, 2007 (in New York) at www.csisolar.com and by telephone at 888-286-8010 (domestic) or 617-801-6888 (international). The passcode to access the replay is 27259452.

ABOUT CANADIAN SOLAR INC.
Founded in 2001, Canadian Solar Inc. (CSI) is a vertically integrated manufacturer of solar module and customer-designed solar application products serving worldwide customers. CSI is incorporated in Canada and conducts all of its manufacturing operations in China. Backed by years of experience and knowledge in the solar power market and the silicon industry, CSI has become a major global provider of solar power products for a wide range of applications. For more information visit www.csisolar.com.

CONTACTS:

In Jiangsu, P.R. China                               In the U.S.
----------------------                               -----------
Bing Zhu, Chief Financial Officer                    David Pasquale
Canadian Solar Inc.                                  The Ruth Group
Phone: +86-512-62696755                              Phone: +1-646-536-7006
ir@csisolar.com                                      dpasquale@theruthgroup.com

SAFE HARBOR/FORWARD-LOOKING STATEMENTS

Certain statements in this press release including statements regarding expected future financial and industry growth are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the "Safe Harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as "believes," "expects," "anticipates," "intends," "estimates," the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future shortage or availability of the supply of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers, including customers of our silicon materials sales; changes in demand from major markets such as Germany; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling price; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company's SEC filings, including its registration statement on Form F-1 originally filed on October 23, 2006, as amended. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today's date, unless otherwise stated, and CSI undertakes no duty to update such information, except as required under applicable law.

                               CANADIAN SOLAR INC.
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
         (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA
                          AND UNLESS OTHERWISE STATED)

                                                                          THREE MONTHS                   TWELVE MONTHS
                                                                        ENDED DECEMBER 31              ENDED DECEMBER 31

                                                                      2006             2005          2006             2005
------------------------------------------------------------------------------------------------------------------------------------
Product Sales                                                         $24,372           $6,812       $68,144          $18,324
Others Sales                                                                -                -            68                -
                                                                   ----------------------------------------------------------
TOTAL NET REVENUES                                                    $24,372           $6,812       $68,212          $18,324
TOTAL COST OF REVENUES                                                 24,272            4,507        55,872           11,211
GROSS PROFIT                                                              100            2,305        12,340            7,113

OPERATING EXPENSES:
Selling expenses                                                        1,233               58         2,909              158
General and administrative expenses                                     3,583              480         8,098            1,724
Research and development expenses                                          38                7           121                -
                                                                   ----------------------------------------------------------
TOTAL OPERATING EXPENSES                                                4,854              545        11,128            1,882
                                                                   ----------------------------------------------------------
OPERATING INCOME (LOSS)                                                (4,754)           1,760         1,212            5,231

Interest Expenses                                                        (197)            (239)       (2,177)            (239)
Interest income                                                           271               13           362               21
Loss on change in fair value of derivatives                                 -             (316)       (6,997)               -
Loss on financial instruments related to convertible notes                  -             (263)       (1,190)               -
Other income (expenses), net                                              (77)              (4)          (90)            (604)
                                                                   ----------------------------------------------------------
                                                                            -                -             -                -
Income (loss) before income taxes                                      (4,757)             951        (8,880)           4,409
Income tax expense                                                       (420)            (263)         (623)            (605)

                                                                   ----------------------------------------------------------
NET INCOME (LOSS)                                                      (5,177)             688        (9,503)           3,804
                                                                   ==========================================================

BASIC EARNINGS PER SHARE                                                 0.21            (0.04)         0.50            (0.25)
DILUTED EARNINGS PER SHARE                                               0.21            (0.04)         0.50            (0.25)

BASIC WEIGHTED AVERAGING OUTSTANDING SHARE                         24,120,000       15,427,995    18,986,498       15,427,995
DILUTED WEIGHTED AVERAGING OUTSTANDING SHARE                       24,120,000       15,427,995    18,986,498       15,427,995


                               CANADIAN SOLAR INC.
      RECONCILIATION OF US GAAP GROSS PROFIT, OPERATING INCOME (LOSS) AND
                              NET INCOME (LOSS) TO
     NON-US GAAP GROSS PROFIT, OPERATING INCOME (LOSS) AND NET INCOME (LOSS)
                                   (UNAUDITED)
                      USE OF NON-GAAP FINANCIAL INFORMATION

To supplement its condensed consolidated financial statements presented in accordance with GAAP, CSI uses the following measures as defined as non-GAAP financial measures by the SEC: adjusted gross profit, adjusted operating income
(loss) and adjusted net income (loss), each excluding share-based compensation and other one-time non-cash charges, expenses or gains, which we referred to as special items. CSI believes that non-GAAP adjusted gross profit, adjusted operating income (loss) and adjusted net income (loss) measures indicate the company's baseline performance before subtracting other charges which the management considers to be outside of the company's core operating results. In addition, these non-GAAP measures are among the primary indicators used by the management as a basis for its planning and forecasting of future periods. The presentation of these non-GAAP measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

                                                       THREE MONTHS ENDED                                     THREE MONTHS ENDED
                                                       DECEMBER 31, 2006                                       DECEMBER 31, 2005
                                            GROSS          OPERATING             NET         GROSS          OPERATING           NET
                                            PROFIT           INCOME            INCOME        PROFIT          INCOME           INCOME
                                                             (LOSS)            (LOSS)                        (LOSS)           (LOSS)
                                          ------------------------------------------------------------------------------------------

US GAAP Amounts                                100          (4,754)            (5,177)        2,305           1,760             688

  CN charge
  ESOP charge                                   72           2,651              2,651             -               -               -

Total special items                             72           2,651              2,651             -               -               -

Non-US GAAP Profit/(Loss)                      172          (2,103)            (2,526)        2,305           1,760             688

Adjusted Gross Margin                                                            0.71%                                         33.8%
Adjusted Operating Expense - % of                                                9.33%
 Revenue                                                                             %                                          8.0%
Adjusted Operating Margin                                                       (8.63)%                                        25.8%


                                                      TWELVE MONTHS ENDED                                    TWELVE MONTHS ENDED
                                                       DECEMBER 31, 2006                                      DECEMBER 31, 2005
                                            GROSS          OPERATING            NET          GROSS          OPERATING          NET
                                            PROFIT           INCOME            INCOME        PROFIT           INCOME          INCOME
                                                             (LOSS)            (LOSS)                          (LOSS)         (LOSS)

US GAAP Amounts                             12,340           1,212             (9,503)        7,113            5,231          3,804

Special items
  CN charge                                                                     8,893             -                -              -
  ESOP charge                                  169           6,145              6,145             -                -              -

Total special items                            169           6,145             15,038             -                -              -

Non-US GAAP Profit/(Loss)                   12,509           7,357              5,535         7,113            5,231          3,804

Adjusted Gross Margin                                                            18.3%                                         38.8%
Adjusted Operating Expense - % of
 Revenue                                                                          7.6%                                         10.3%
Adjusted Operating Margin                                                        10.8%                                         28.6%


Non-US GAAP adjusted condensed consolidated statements of operations are intended to present the Company's operating results, excluding special items.

                               CANADIAN SOLAR INC.
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                         (IN THOUSANDS OF U.S. DOLLARS)


                                                                         DECEMBER 31,         DECEMBER 31,
                                                                            2006                 2005
----------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                                      40,911                6,280
Restricted cash                                                                   825                  112
Accounts receivable, net of allowance for doubtful accounts                    17,344                2,067
Inventories                                                                    39,700               12,162
Value added tax recoverable                                                     2,178                  815
Advances to suppliers                                                          13,484                4,740
Other current assets                                                              366                   65
Other receivable                                                                1,894                   98
Deferred tax                                                                    1,111                   94
                                                                              -------               ------
TOTAL CURRENT ASSETS                                                          117,813               26,433

Property, plant and equipment (net)                                             7,910                  932
Intangible assets                                                                  39                    -
Land use right                                                                  1,103                    -
Deferred tax assets (non-current)                                               2,792                   65
                                                                              -------               ------
TOTAL ASSETS                                                                  129,657               27,430
                                                                              -------               ------
Short-term borrowings                                                           3,311                1,300
Accounts payable                                                                6,050                4,306
Other payable                                                                   1,176                  892
Advance from customers                                                          3,225                2,823
Accrued payroll and welfare                                                       494                  199
Income tax payable                                                                (66)                 914
Other tax payable                                                                 577                  552
Amount due to related parties                                                     274                  431
Deferred tax liabilities                                                            4                   59
Other current liabilities                                                         825                  212
                                                                              -------               ------
TOTAL CURRENT LIABILITIES                                                      15,870               11,688
                                                                              -------               ------
Deferred tax liabilities(non-current)                                               -                    -
Accrued warranty costs                                                            875                  341
Convertible notes                                                                   -                    -
Financial instruments related to convertible notes                                  -                    -
Derivatives related to convertible notes                                            -                8,173
Other non-current liabilities                                                       -                  261
                                                                              -------               ------
TOTAL LIABILITIES                                                              16,745               20,463
                                                                              -------               ------
Paid-in capital                                                                93,697                  211
Retained Earnings                                                              (2,855)               6,647
Additional paid-in capital                                                     21,020                    -
Accumulated other comprehensive income (loss)                                   1,050                  109
                                                                              -------               ------
TOTAL STOCKHOLDER'S EQUITY                                                    112,912                6,967
                                                                              -------               ------
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                                    129,657               27,430
                                                                              =======               ======